                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934/1/


                      UNITED VIDEO SATELLITE GROUP, INC.
              ---------------------------------------------------
                               (Name of Issuer)


                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
              ---------------------------------------------------
                        (Title of Class of Securities)


                                   913155107
                                (CUSIP Number)


                            Arthur M. Siskind, Esq.
                         c/o News America Incorporated
                         The News Corporation Limited
                          1211 Avenue of the Americas
                           New York, New York 10036
                                (212) 852-7000

                                with copies to:

                         Stephen J. Gulotta, Jr., Esq.
                 Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                               551 Fifth Avenue
                           New York, New York 10176
                 (Name, address and telephone number of person
               authorized to receive notices and communications)


                                August 1, 1998
                         (Date of event which Requires
                           Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box  [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

__________________________

  /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 79 Pages

1               NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                The News Corporation Limited

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)      (a)  [ ]
                                                                                         (b)  [x]

3               SEC USE ONLY

4               SOURCE OF FUNDS (SEE INSTRUCTIONS)
                        00

5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) OR 2(e)                                                             [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                South Australia, Australia

                     Number of                  7  SOLE VOTING POWER
                       Shares                                               30,000,000/1/
                    Beneficially                8  SHARED VOTING POWER
                      Owned by
                        Each                    9  SOLE DISPOSITIVE POWER
                     Reporting                                              30,000,000/1/
                    Person with                10  SHARED DISPOSITIVE POWER

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        30,000,000/1/

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                        [ ]
13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                              41%/2/
14              TYPE OF REPORTING PERSON
                CO

--------------------------
/1/ Includes 18,748,294 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Introductory Statement and Item 5.

/2/ Assumes conversion of Class B Common Stock into Class A Common Stock. Because each share of Class B Common Stock is generally entitled to 10 votes per share, upon consummation of the Transaction (as defined herein), the Reporting Person will beneficially own equity securities of the Issuer representing approximately 48.4% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Introductory Statement and Item 5.


1               NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                News Publishing Australia Limited

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)      (a)  [ ]
                                                                                         (b)  [x]
3               SEC USE ONLY

4               SOURCE OF FUNDS (SEE INSTRUCTIONS)
                        00

5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) OR 2(e)                                                             [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

                       Number of                7  SOLE VOTING POWER
                         Shares                                                 30,000,000/1/
                      Beneficially              8  SHARED VOTING POWER
                        Owned by
                          Each                  9  SOLE DISPOSITIVE POWER
                       Reporting                                                30,000,000/1/
                      Person with              10  SHARED DISPOSITIVE POWER


11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        30,000,000/1/

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                       [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                        41%/2/

14              TYPE OF REPORTING PERSON
                CO

---------------------

/1/ Includes 18,748,294 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Introductory Statement and Item 5.

/2/ Assumes conversion of Class B Common Stock into Class A Common Stock. Because each share of Class B Common Stock is generally entitled to 10 votes per share, upon consummation of the Transaction (as defined herein), the Reporting Person will beneficially own equity securities of the Issuer representing approximately 48.4% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Introductory Statement and Item 5.


1               NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                News America Incorporated

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)      (a)  [ ]
                                                                                         (b)  [x]

3               SEC USE ONLY

4               SOURCE OF FUNDS (SEE INSTRUCTIONS)
                        00

5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) OR 2(e)                                                             [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

                        Number of               7  SOLE VOTING POWER
                          Shares                                                30,000,000/1/
                       Beneficially             8  SHARED VOTING POWER
                         Owned by
                           Each                 9  SOLE DISPOSITIVE POWER
                        Reporting                                               30,000,000/1/
                       Person with             10  SHARED DISPOSITIVE POWER

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                30,000,000/1/

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                         [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             41%/2/
14              TYPE OF REPORTING PERSON
                CO

------------------------------

/1/ Includes 18,748,294 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Introductory Statement and Item 5.

/2/ Assumes conversion of Class B Common Stock into Class A Common Stock. Because each share of Class B Common Stock is generally entitled to 10 votes per share, upon consummation of the Transaction (as defined herein), the Reporting Person will beneficially own equity securities of the Issuer representing approximately 48.4% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Introductory Statement and Item 5.


1               NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                TVG Holdings, Inc.

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)      (a)  [ ]
                                                                                         (b)  [x]

3               SEC USE ONLY

4               SOURCE OF FUNDS (SEE INSTRUCTIONS)
                        00

5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) OR 2(e)                                                             [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

                       Number of                7  SOLE VOTING POWER
                         Shares                                                 30,000,000/1/
                      Beneficially              8  SHARED VOTING POWER
                        Owned by
                          Each                  9  SOLE DISPOSITIVE POWER
                       Reporting                                                30,000,000/1/
                      Person with              10  SHARED DISPOSITIVE POWER

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        30,000,000/1/

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                        [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                           41%/2/
14              TYPE OF REPORTING PERSON
                CO

------------------------

/1/ Includes 18,748,294 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Introductory Statement and Item 5.

/2/ Assumes conversion of Class B Common Stock into Class A Common Stock. Because each share of Class B Common Stock is generally entitled to 10 votes per share, upon consummation of the Transaction (as defined herein), the Reporting Person will beneficially own equity securities of the Issuer representing approximately 48.4% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Introductory Statement and Item 5.


1               NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                K. Rupert Murdoch

2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)      (a)  [ ]
                                                                                         (b)  [x]

3               SEC USE ONLY

4               SOURCE OF FUNDS (SEE INSTRUCTIONS)
                        00

5               CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                ITEM 2(d) OR 2(e)                                                             [ ]

6               CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America

                      Number of                 7  SOLE VOTING POWER
                        Shares                                                  30,000,000/1/
                     Beneficially               8  SHARED VOTING POWER
                       Owned by
                         Each                   9  SOLE DISPOSITIVE POWER
                      Reporting                                                            30,000,000/1/
                     Person with               10  SHARED DISPOSITIVE POWER

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                30,000,000/1/

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                        [ ]

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             41%/2/
14              TYPE OF REPORTING PERSON
                IN

---------------

/1/ Includes 18,748,294 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Introductory Statement and Item 5.

/2/ Assumes conversion of Class B Common Stock into Class A Common Stock. Because each share of Class B Common Stock is generally entitled to 10 votes per share, upon consummation of the Transaction (as defined herein), the Reporting Person will beneficially own equity securities of the Issuer representing approximately 48.4% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Introductory Statement and Item 5.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                        PURSUANT TO SECTION 13(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 IN RESPECT OF

                       UNITED VIDEO SATELLITE GROUP, INC.

INTRODUCTORY STATEMENT
----------------------

     This Statement relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of United Video Satellite Group, Inc., a Delaware corporation (the "Issuer" or "Company"), and includes information regarding (i) the Class A Common Stock, and (ii) the Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of the Company. Certain of the Reporting Persons (as defined herein) have entered into the Letter Agreement (as defined herein) with the Company and Tele-Communications, Inc. ("TCI"), pursuant to which, among other things, TVG Holdings, Inc., one of the Reporting Persons, will acquire from the Company newly-issued shares of Class A Common Stock and Class B Common Stock, as reported herein, and, upon the acquisition of such shares, certain of the Reporting Persons will enter into a stockholders agreement with TCI and the Company (the "Stockholders Agreement").

     Section 7A of the Clayton Act, as added by Sections 201 and 202 of the Hart-Scott-Rodino Antitrust Improvement Act of 1976, requires, among other things, that persons intending to make certain acquisitions of voting securities give to the Federal Trade Commission (the "FTC") and the Department of Justice (the "DOJ") advance notification and wait a certain period (the "HSR Act Waiting Period") before consummating such acquisitions. These notification and waiting period requirements provide the FTC and DOJ with information about certain transactions and with the opportunity to seek a preliminary injunction to prevent consummation of transactions which may violate the antitrust laws. The required notifications with respect to the transactions contemplated by the Letter Agreement were made with the FTC and DOJ and, at midnight on August 1, 1998, the HSR Act Waiting Period expired, thus satisfying this material condition to the consummation of such transactions pursuant to the Letter Agreement. There are other material conditions to the consummation of such transactions. Accordingly, the filing of this Statement shall not constitute an admission that, as of the date hereof, any of the Reporting Persons has acquired beneficial ownership of any voting securities of the Company.

     As a result of their agreement to enter into the Stockholders Agreement, TCI and the Reporting Persons may constitute a "group" for purposes of Rule 13d-5 under the Securities Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the shares of Class A Common Stock. The filing of this Statement shall not constitute an admission that TCI and the Reporting Persons constitute a "group" for purposes of Rule 13d-5 promulgated under the Exchange Act.

     The summary descriptions contained in this Statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto and incorporated herein by reference.

     The share amounts and percentages reflected in this Statement do not give effect to the Company's anticipated two-for-one stock split for holders of record of the Class A and Class B Common Stock.

ITEM 1.   SECURITY AND ISSUER.
          -------------------

     The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of the Company. The address of the principal executive offices of the Company is 7140 S. Lewis Avenue, Tulsa, Oklahoma 74136-5422.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

     This statement is being filed by (i) The News Corporation Limited ("News Corporation"), a South Australian corporation with its principal executive offices located at 2 Holt Street, Sydney, New South Wales 2010, Australia, (ii) News Publishing Australia Limited ("NPAL"), a Delaware corporation and a subsidiary of News Corporation with its principal executive offices at 1300 North Market Street, Suite 404, Wilmington, Delaware 19801, (iii) News America Incorporated ("NAI"), a Delaware corporation and a subsidiary of NPAL, with its principal executive offices at 1211 Avenue of the Americas, New York, New York 10036, (iv) TVG Holdings, Inc. ("Holdings"), a Delaware corporation and a subsidiary of NPAL with its principal executive offices at 1300 North Market Street, Suite 404, Wilmington, Delaware 19801, and (v) K. Rupert Murdoch, a United States citizen, with his business address at 10201 West Pico Boulevard, Los Angeles, California 90035. News Corporation, NPAL, NAI, Holdings and K. Rupert Murdoch are referred herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of the Reporting Persons are set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen unless otherwise indicated.

     News Corporation is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming, television broadcasting, publication of newspapers, magazines, books and promotional free-standing inserts, developing digital broadcasting, conditional access and subscription management systems and providing computer information services.

     NPAL is a holding company 100% of which is owned by News Corporation directly and through certain intermediaries.

     NAI is a holding company 100% of which is owned by News Corporation directly and through certain intermediaries. NAI is the principal subsidiary of News Corporation in the United States and whose affiliates and subsidiaries conduct a substantial portion of the United States activities of News Corporation.

     Holdings is a wholly-owned subsidiary of NPAL, will be the parent company to Publications and TVSM (each as defined herein) and will hold the shares of Class A Common Stock and Class B Common Stock to be issued by the Company in connection with the transactions contemplated by the Letter Agreement.

     K. Rupert Murdoch is the Chairman and Chief Executive of News Corporation; a director of NPAL; a director of News International plc, News Corporation's principal subsidiary in the United Kingdom; a director of News Limited, News Corporation's principal subsidiary in Australia; a director of NAI; Chairman and a director of Satellite Television Asian Region Limited, the Asia Pacific Region's largest satellite television broadcaster; and a director of British Sky Broadcasting Group plc, which operates the leading pay television broadcasting services in the United Kingdom and the Republic of Ireland.

     Approximately 30% of the voting stock of News Corporation is owned by Cruden Investments Pty. Limited, a subsidiary thereof, Mr. Murdoch, members of his immediate family and a corporation which is controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. Cruden Investments Pty. Limited is a private Australian incorporated investment company owned by Mr. Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. Murdoch, members of his family and charities. By virtue of shares of News Corporation owned by corporations which are controlled by the trustees of settlements and trusts set up for the benefit of the

Murdoch family, certain charities and other persons, and Mr. Murdoch's positions as Chairman and Chief Executive of News Corporation, Mr. Murdoch may be deemed to control the operations of News Corporation.

     During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, none of the persons listed on
Schedule 1 hereto has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------
     The shares of Class A Common Stock and Class B Common Stock to which this Statement relates will be issued pursuant to the terms of the Letter Agreement and the other documentation contemplated therein. See Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

     The Company, NAI, TCI and News Corporation entered into an Agreement dated June 10, 1998 (together with all Annexes and Schedules thereto, the "Letter Agreement"). Pursuant to the Letter Agreement, subject to the conditions set forth therein, NAI agreed, directly or through another direct or indirect subsidiary of News Corporation, to: (A) sell to the Company (i) all of the outstanding stock of News America Publications Inc. ("Publications") (which owns and publishes TV Guide magazine and to which, prior to the closing of the transactions contemplated under the Letter Agreement, NAI will cause the transfer, as a contribution to capital, of the assets of the entertainment web site known as TVGEN (which includes an electronic program guide) together with rights to such intellectual property owned by NAI or any of its controlled affiliates as are used in the conduct of the TVGEN business), and (ii) all of the outstanding stock of TVSM, Inc. (together with Publications, the "NAI Contributed Entities"), and (B) assign to the Company certain other rights (the transactions described in clauses (A) and (B) are collectively referred to herein as the "Transaction"), all upon the terms and subject to the conditions set forth in the Letter Agreement, in exchange for $800,000,000 in cash and 30,000,000 shares of the Company's common stock (11,251,706 shares of Class A Common Stock and 18,748,294 shares of Class B Common Stock, with the number of shares of Class A Common Stock relative to Class B Common Stock being subject to adjustment as provided in the Letter Agreement). The shares of Class A Common Stock and Class B Common Stock to be issued by the Company in the Transaction will be issued to Holdings.

     Pursuant to the Letter Agreement, TCI has agreed to vote its shares of Class A Common Stock and Class B Common Stock in favor of approval of the Transaction at the meeting of the Company's stockholders to be held to obtain such approval. Further, the Company, TCI, NAI and News Corporation have agreed to enter into (and to cause Holdings to enter into) the Stockholders Agreement, as described in Annex A to the Letter Agreement, which shall become effective upon the closing of the Transaction. Additionally, except as set forth in the Letter Agreement, TCI and News Corporation have agreed that, until the closing of the Transaction, (i) the Company (in the case of TCI) and the NAI Contributed Entities (in the case of News Corporation) will be the exclusive vehicles through which TCI and News Corporation, directly or indirectly through their subsidiaries or controlled affiliates, conduct guide businesses (print, electronic or otherwise), whether within or outside the United States, and (ii) neither TCI nor News Corporation shall, directly or indirectly through subsidiaries or controlled affiliates, invest in or acquire any guide business prior to the closing of the Transaction. Each of TCI and News Corporation has also agreed, directly or through their respective subsidiaries, to purchase, either through open market purchases or purchases of newly issued shares (which the Company has agreed to sell), such additional shares of Class A Common Stock as shall be necessary to equalize the number of shares held by each of them after the closing of the Transaction and the closing or abandonment of certain other transactions contemplated by the Company.

     The Reporting Persons expect that the Stockholders Agreement will provide for, among other things, (i) TCI and Holdings each initially having the right to designate four directors of the Company (in each case representing 40% of the number of directors constituting the entire Board of Directors of the Company) (the "Company Board"), with such eight director designees then selecting or nominating two directors who must qualify as independent directors under the rules of the Nasdaq Stock Market, subject to pro rata adjustment to reflect sales or conversions of Class B Common Stock; (ii) except as set forth in the Stockholders Agreement, the Company being the exclusive vehicle through which the parties thereto, directly or indirectly through their respective subsidiaries and controlled affiliates conduct guide business (print, electronic or otherwise), whether within or outside the United States, so long as TCI, on the one hand, and News Corporation, on the other hand, is entitled to designate at least one director of the Company; (iii) certain transfer restrictions with respect to the disposition by the parties thereto of shares of Class A Common Stock and Class B Common Stock or the conversion of shares of Class B Common Stock into shares of Class A Common Stock, subject to the terms and conditions set forth in the Stockholders Agreement; (iv) voting restrictions imposed upon the parties thereto requiring them to vote their shares of the Company's common stock in a manner mutually agreed upon by TCI and Holdings or failing such agreement against any proposal so long as each of TCI and Holdings continues to own a sufficient number of shares of Class B Common Stock such that it is entitled to designate at least one director; (v) the affirmative vote of at least seven of the ten directors being required to approve any action of the Company Board, except of the removal of the Chief Executive Officer of the Company (the "CEO"), which will require approval of six of the ten directors; and (vi) the establishment of an Executive Committee of the Company Board, consisting of the CEO, the President of the Company and one representative of each of TCI and Holdings, which committee shall take action, by the unanimous vote or consent of all members of the Executive Committee, on behalf of the Company Board, based upon the powers and duties delegated to it by the entire Company Board.

     As a result of the voting power associated with the shares of the Class B Common Stock and as the sole holder of Class B Common Stock, TCI may currently be deemed to control the Company. Following the closing of the Transaction, TCI and Holdings may be deemed to share control of the Company. However, neither TCI nor Holdings will have the ability to affirmatively direct management of the Company of the Company's corporate transactions without the concurrence of the other. The foregoing description in this Item 4 of the rights and obligations of the parties to the Letter Agreement and the Stockholder Agreement is qualified in its entirety by the terms and conditions of the Letter Agreement, which is hereby incorporated herein by reference.

     Other than as described herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the Board of Directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

     Notwithstanding anything contained herein, each of the Reporting Persons reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to in the preceding paragraph.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

     Upon the consummation of the Transaction, Holdings will be the direct beneficial owner of 11,251,706 shares of Class A Common Stock and 18,748,294 shares of Class B Common Stock, and each of News Corporation, NPAL, NAI and Mr. Murdoch, as persons who may be deemed to control Holdings, may also be deemed to beneficially own such shares. Based upon the number of shares reflected as outstanding as of June 19, 1998 in the Company's definitive proxy statement on
Schedule 14A for the Company's 1998 annual meeting, and after giving effect to the Transaction and assuming that the Company issues 6,375,000 additional shares of Class B Common Stock to TCI and/or its affiliates upon consummation of the "Netlink Transaction" as defined in the Letter Agreement and described in TCI's Statement on Schedule 13D, as amended, the shares of the Company's securities beneficially owned by the Reporting Persons will represent approximately 31.6% of the Class A Common Stock (approximately 41% assuming the conversion of the Reporting Persons' Class B Common Stock into Class A Common Stock), 50% of the Class B Common Stock, and approximately 48.4% of the combined voting power of the Class A Common Stock and the Class B Common Stock voting together as a single class. Each share of Class A Common Stock has one vote, and each share of Class B Common Stock has ten votes, on all matters presented to the holders of such shares. The Class A Common Stock and Class B Common Stock vote together as a single class for the election of directors and on all other matters to be voted on by the stockholders of the Company, except as required by law.

     Except as described above, no transactions were effected by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ---------------------------

          See Item 4.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.
          ---------------------------------

          Exhibit No.                  Exhibit
          -----------                  -------

          10.1 Letter Agreement dated June 10, 1998 by and among the Company, TCI, News Corporation and NAI (along with the Annexes, including the Term Sheet, attached thereto).

          10.2                         Joint Filing Agreement among the
                                       Reporting Persons.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: August 11, 1998
                                    THE NEWS CORPORATION LIMITED



                                    BY: /S/ ARTHUR M. SISKIND
                                       ----------------------------------------
                                        NAME: ARTHUR M. SISKIND
                                        TITLE:    DIRECTOR

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: August 11, 1998

                              NEWS PUBLISHING AUSTRALIA LIMITED



                              BY: /S/ LESLIE HINTON
                                 ----------------------------------------------
                                  NAME: LESLIE HINTON
                                  TITLE:   DIRECTOR

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: August 11, 1998

                              NEWS AMERICA INCORPORATED



                              BY: /S/ ARTHUR M. SISKIND
                                 ----------------------------------------------
                                  NAME: ARTHUR M. SISKIND
                                  TITLE:   DIRECTOR

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: August 11, 1998

                              TVG HOLDINGS, INC.



                              BY: /S/ ARTHUR M. SISKIND
                                 ----------------------------------------------
                                  NAME: ARTHUR M. SISKIND
                                  TITLE:   DIRECTOR

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: August 11, 1998




                                       /S/ K. RUPERT MURDOCH
                                       ----------------------------------------
                                       K. RUPERT MURDOCH

SCHEDULE 1
----------

     DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF THE REPORTING PERSONS.

                                                                     PRINCIPAL BUSINESS
                                                                      OR ORGANIZATION IN
                                                                         WHICH SUCH
                             PRINCIPAL OCCUPATION AND BUSINESS         EMPLOYMENT IS
                             ---------------------------------
       NAME                               ADDRESS                        CONDUCTED
       ----                               -------                        ---------
K. Rupert Murdoch        Chairman and Chief Executive of News        News Corporation
                         Corporation; Director of NPAL; Director
                         of News International plc; Director of
                         News Limited; Director of NAI,
                         Chairman and Director of Satellite
                         Television Asian Region Limited ("STAR
                         TV"); Director of British Sky
                         Broadcasting Group plc ("BSkyB");
                         10201 West Pico Boulevard
                         Los Angeles, CA 90035

Chase Carey              Executive Director and Co-Chief             Fox Television
                         Operating Officer of News Corporation;
                         Director and Executive Vice President of
                         NAI; Chairman and Chief Executive
                         Officer of Fox Television;
                         10201 West Pico Boulevard
                         Los Angeles, CA 90035

Peter Chernin            Executive Director, President and Chief     News Corporation
                         Operating Officer of News Corporation;
                         Director, Chairman and Chief Executive
                         Officer of NAI ;
                         10201 West Pico Boulevard
                         Los Angeles, CA 90035


Ken E. Cowley/1/         Non Executive Director of News              News Corporation
                         Corporation; Director of Ansett Australia
                         Holdings Limited; Chairman of Ansett
                         International Pty Ltd. and Chairman of
                         Ansett New Zealand Pty Ltd.;
                         2 Holt Street
                         Sydney, New South Wales 2010
                         Australia

David F. DeVoe           Executive Director, Senior Executive        News Corporation
                         Vice President and Chief Financial
                         Officer and Finance Director of News
                         Corporation; Director and Executive Vice
                         President of NAI; Director of STAR TV;
                         Director of BSkyB;
                         1211 Avenue of the Americas
                         New York, New York 10036

Aatos Erkko/2/           Non Executive Director of News              Sanoma
                         Corporation; Chairman and Chief
                         Executive Officer of Sanoma Group and
                         Sanoma Corporation ("Sanoma"),
                         privately owned media companies in
                         Finland
                         P.O. Box 144
                         SF00101 Helsinki, Finland

Andrew S.B. Knight/3/    Non Executive Director of News              News Corporation
                         Corporation
                         c/o News International plc
                         1 Virginia Street
                         London E19X4 England

Keith H. McDonald/4/     Non Executive Director of News              News Corporation
                         Corporation; Non Executive Chairman of
                         Queensland Press Limited
                         41 Campbell Street
                         Bowen Hills
                         Queensland 4006

--------------
/1/  Citizen of Australia
/2/  Citizen of Finland
/3/  Citizen of United Kingdom
/4/  Citizen of Australia

Anna M. Murdoch          Non Executive Director of News              News Corporation
                         Corporation;
                         10201 West Pico Boulevard
                         Los Angeles, CA 90035

Lachlan K. Murdoch       Executive Director of News Corporation;     News Corporation
                         Chairman and Director of Queensland
                         Press Limited; Director of Herald &
                         Weekly Times Limited; Managing
                         Director and Director of News Limited;
                         Deputy Chairman of STAR TV; Director
                         of Beijing PDN Xinren Information
                         Technology Company Ltd; Director of
                         FOXTEL Management Pty Ltd.;
                         2 Holt Street
                         Sydney, New South Wales 2010
                         Australia

Thomas J. Perkins        Non Executive Director of News              Kleiner Perkins
                         Corporation; Senior Partner at Kleiner
                         Perkins Canfield & Byers ("Kleiner
                         Perkins"); Director of Compaq Computer
                         Corporation;
                         4 Embarcadero Center
                         Suite 3520
                         San Francisco, CA 94111

Bert C. Roberts, Jr.     Non Executive Director of News              MCI
                         Corporation; Chairman, Director and
                         Chief Executive Officer of MCI
                         Communications Corporation ("MCI");
                         1801 Pennsylvania Avenue, N.W.
                         Washington, D.C. 20006

Geoffrey C. Bible        Non Executive Director of News              Philip Morris
                         Corporation; Chairman and Chief
                         Executive Officer of Philip Morris
                         Companies Inc. ("Philip Morris");
                         Director of New York Stock Exchange,
                         Inc.; and Director of Lincoln Center for
                         the Performing Arts, Inc.;
                         120 Park Avenue
                         New York, New York 10017


Stanley S. Shuman        Non Executive Director of News              Allen & Company
                         Corporation; Executive Vice President
                         and Managing Director of Allen &
                         Company Incorporated ("Allen &
                         Company"); Director of NAI;
                         711 Fifth Avenue
                         New York, New York 10176

Arthur M. Siskind        Executive Director, Senior Executive        News Corporation
                         Vice President and Group General
                         Counsel of News Corporation; Director of
                         BSkyB; Director and Executive Vice
                         President of NAI; Director of STAR TV;
                         1211 Avenue of the Americas
                         New York, New York 10036
